Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS STRONG SECOND QUARTER PRODUCTION OF 24,426 OUNCES OF GOLD

•                  Gold production for second quarter 2012 of 24,426 ounces with 183,215 tonnes milled at average grade of 4.3 grams per tonne (“gpt”)

•                  Gold poured during second quarter of 24,298 ounces, while gold sales totaled 24,915 ounces at an average gold price of US$1,605 per ounce

•                  Continued strong mill performance including average mill throughput of 2,013 tonnes per day (“tpd”) and average recoveries of 96.8%

•                  Company remains on track to achieve target of 85,000 to 100,000 ounces of gold poured in 2012 and to exit year positioned for strong production growth in 2013

•                  Exploration success during second quarter included major extensions of high-grade core at Gold River Project and expansion of Fenn-Gib mineralization in multiple directions, as well as identification of new exploration targets at both projects

•                  Cash resources, bullion inventory and Sprott credit facility provide Company with total capital resources of approximately $120 million.

TORONTO, ONTARIO— (Marketwire — July 4, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced details of the Company’s operating results for the second quarter of 2012. Ore milled during the second quarter totaled 183,215 tonnes at an average grade of 4.3 gpt. The Company’s milling facility continued to perform well, with average daily mill throughput of 2,013 tonnes per day and average recoveries of 96.8%. A total of 24,426 ounces of gold was processed during the second quarter 2012, near the top of the Company’s target range of 20,000 to 25,000 ounces. Total gold poured for the quarter totaled 24,298 ounces, while gold sales totaled 24,915 ounces at an average price of US$1,605 per ounce.

For the first six months of 2012, 343,724 tonnes were processed at an average grade of 3.87 gpt for 41,106 ounces of processed gold. Gold poured totaled 40,479 ounces with gold sales of 43,389 ounces at an average price of US$1,641 per ounce. The Company remains on track to achieve its full-year 2012 production target of 85,000 to 100,000 ounces of gold poured from the Timmins West and Bell Creek mines. Details of the Company’s financial performance, including capital and operating costs, will be included in its second quarter and six month 2012 financial results to be released in early August.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “So far in 2012 we have met or exceeded our quarterly production targets and are well positioned to achieve our full-year guidance. The second quarter was a very solid production quarter with improved average grades, strong throughput levels and excellent mill recoveries. Equally important, with the progress we are making with our development program, we are setting ourselves up for strong production growth in both 2013 and 2014.

“Also during the second quarter, we made significant progress in managing our capital position. We announced plans to reduce our capital expenditures in 2012 by $15 to $20 million through cost savings and the deferral of certain expenses not immediately critical to achieving our key production targets. Near the end of the quarter, we completed our credit facility agreement with

Sprott Resource Lending Partners (“Sprott”), which includes a $35 million gold-linked loan and a $35 million stand-by line of credit. With the credit facility, as well as our existing cash resources and bullion inventory, we are well funded with total capital resources of approximately $120 million.

“On the exploration front, we continued to report excellent results with the extension of the high-grade core at Gold River by 125 metres to depth and 120 metres to the west and the expansion of mineralization by 200 metres to the north, east and to depth at Fenn-Gib. Mineralization at both projects remains open and we have identified numerous additional targets at both locations, adding to their already significant exploration potential.”

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com